PHARM ROBOTICS

Revolutionizing the inoculation process for dairy and beef cows with robotics

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PHARM ROBOTICS
PHARM ROBOTICS

pharmrobotics.net San Jacinto CA

Hardware Food Technology Animals Ag Tech

Highlights

1. 🐄 Co-Founders have 25+ years of combined experience in the dairy industry and are first-MOOvers
2. 🏆 First to market robotic health center for dairy farmers
3. 📊 Patent-issued technology will decrease labor costs and increase immunity and pregnancy rates
4. 💰 Roughly $40.2M future revenue from 57 LOIs for purchase agreements across 4 countries
5. 🚀 Investment partnership with global powerhouse Siemens to help in prototyping and brand marketing!

across 4 countries

5. 🚀 Investment partnership with global powerhouse Siemens to help in prototyping and brand marketing!

6. 💻 Strategic partnership with a SaaS company who manages data for ~60% of the cows in the US

7. 🌎 Advisory board members who consist of experts in dairy equipment, SaaS, and sustainable solutions

8. 🧑‍🌾 Strong relationship with Dairy Farmers of America, largest US cooperative with 13,000+ farmers

Our Team



Marinus Dijkstra CEO & Co-Founder

Over 20 years of experience in the dairy industry, California Milk Advisory Board Member, California Dairy Inc. Producer

> Marinus is CEO and a dairy farmer. At his 3,000-cow farms, he gives 54,000 inoculations annually. He has 3 full-time employees who have to locate cows and give inoculations by hand. Unfortunately, these employees do not always administer them correctly. By eliminating labor/compliance issues, his farm could be receiving an additional $275,000/year.



Alexander Chuck CFO & Co-Founder

Over 5 years of experience in the dairy industry, Forbes 30U30, AgGrad 30U30, BS in Business Administration with Finance Emphasis, and BS in Accounting



Connor Broughton CMO

MBA Graduate from Chapman University, national level athlete, BS in Business Administration with Finance Emphasis, and BS in Accounting

Pharm Robotics - Improving Animal Health Standards for Dairy and Beef Cows

Pharm Robotics is creating a robotic health center that will help farmers with the inoculation process for their cows. Once fully developed, the automated system will record when the cow was given vital pharmaceuticals, what kind of medication she was given, the dose administered, and how much she weighs at that point in time. We then send this information to the cloud, where we will then provide farmers with real-time data to make better-informed decisions pertaining to herd health and labor usage. This leads to an increase in immunization and pregnancy rates, reduced labor and replacement costs, and better milk quality.

Dairy farmers around the world have to give millions of vaccines, reproductive products, trace minerals, and liquid vitamins by hand. A shortage of labor also exists throughout the industry, which makes it challenging for farmers to feed the world by 2050. There are roughly 9,000,000 dairy cows between 34,000 dairies in the US. We are initially targeting the 8,000 largest dairies in the US, milking 6,000,000 cows. On average, 10 inoculations are administered to these cows annually. Meaning, more than 60,000,000 inoculations are given by hand each year.


Sureshot- Robotic Automation for Dairy Farmers
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IMMUNISATION REQUIRED FOR 78
WEIGHT
DATE
TIME
Vacc GnRH PG
DETAILS RECORDED DURING THE TIME OF VACCINATIO
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> *This is a 3D animation and is used for demonstration purposes only. The actual design of the prototype may differ from the design shown in this demo video.*

Investment partnership with Siemens!

Siemens is a German multinational conglomerate company and is the largest industrial manufacturing company in Europe. In 2019, Siemens had revenue of about $104 Billion USD and a current market cap of about $130 Billion USD. Having a powerhouse company such as Siemens is a game-changer for a company like ours with the plans to scale quickly both domestically and internationally. By working with Siemens, we are able to utilize some of the best engineers, source the best parts at great rates, and improve our global distribution channels with their vast geographical outreach. This working relationship is a great competitive advantage of ours as we are able to keep our costs low, scale faster to sell more systems, and lean on some of their resources to operate more efficiently so that we are providing the utmost value to farmers and

operate more efficiently so that we are providing the utmost value to farmers and the animals.



SURESHOT™
Powered by SIEMENS
PHARM ROBOTICS

The Industry Problems











The Problem
Issues with labor shortage of skilled workers
*Labor cost or cost equivalent of $62,000 (US avg.) can be saved per employee
Lack in shot accuracy for animal health standards
*Avg. loss of $75,000 per 1,000 cows per year due to inaccurate shots given
Dairy cows and farmers are missing out on increased health standards, significant revenue potential, and cost savings
*Potential avg. gain of $15 per cow per year for every 1% increase in preg rate
PHARM ROBOTICS

Administering Inoculations to Cows by Hand
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Administering More Inoculations to Cows by Hand
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Now, this creates two problems. One, to administer these pharmaceuticals, it requires a lot of labor and professional training. Two, many of the cows in the industry do not achieve more than a 95% compliance rate, meaning they don't receive the full required schedule of the vaccines or reproductive products. Marinus, Co-Founder and CEO of Pharm Robotics, has had over 20 years of experience with these issues.

The Pharm Robotics Solution

We are automating the inoculation process to improve the lives of dairy cows and farmers. Sureshot automates the entire process by identifying and validating medical records, robotically giving inoculations, and recording health-related data important to the farmer to make better decisions for their farm. The dairy industry NEEDS our solution!


GnRH
PG
Vacc
This is Sureshot,
The robotic health center for dairy cows.
Identifies individual cows
99.9% accuracy
Real-time data management
Automatic needle disposal
Robot built for environment
Keeps up with cow flow
No labor required
Agriculture is a $2.4T industry that will require precision based technologies to feed the world's population by 2050
PHARM ROBOTICS

Source: https://croplife.org/news/agriculture-a-2-4-trillion-industry-worth-





Source: https://croplife.org/news/agriculture-a-2-4-trillion-industry-worth-protecting/

Value Proposition
Sureshot utilized by dairy farmers for vaccines and reproductive products
Inoculations and weights are uploaded to herd management platform in real-time
Dairy farmer views data on any existing herd management platform
Better management decisions
Increased immunization rates
Increased pregnancy rates
100% transparency for farmers and consumers
Save up to $85/cow/year on labor costs
Gain up to $200/cow/year from increased health standards
In total, up to $285/cow/year could be achieved with Sureshot
PHARM ROBOTICS

Missing these cows' reproduction schedules and the additional cost of labor, dairy farms potentially miss out on up to $285/cow/year. $85/cow/year could be saved on labor and up to $200/cow/year could be gained from increased pregnancy rates and herd performance. Sureshot will be utilized, data will be uploaded in real-time, and the dairy farmer can then view the data and make better-informed decisions for their operation.

Investor Testimonial



Pharm Robotics Lead Investor
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The Origins of Pharm Robotics

In 2017, Marinus was a dairy farmer overseeing multiple operations within the agriculture industry as well as serving as a mentor to Alexander. Alexander was an undergraduate student and manager for Marinus' compost operation. One day,

Marinus approached Alexander with the idea of improving animal health standards for cows and creating a sustainable economic future for farmers by automating the inoculation process carried out by thousands of dairy farmers around the world. Marinus and Alexander decided to accept this new challenge and created a patent for the invention.

After the idea became intellectual property, the two decided to participate in an accelerator program sponsored by Dairy Farmers of America and Sprint. During the accelerator program, Marinus and Alexander learned through many industry experts on how to tackle the market they were about to enter. After the accelerator program ended, the team had an arsenal of knowledge to build a strategic business model. Pharm Robotics was then established in February of 2019.



Pharm Robotics Timeline



Co-Founder and Chief Financial Officer Alexander Chuck presenting at the 2018 DFA/Sprint Accelerator Demo Day in Kansas City, MO.

Gaining interest from dairy farmers!

Now that we have been given the tools and resources to moo-ve to the next step, we began attending industry-specific events such as the World Agri-Tech Innovation Summit, Animal AgTech Innovation Summit, the Connect Summit by VAS, and the World Ag Expo. Here we networked with both producers and thought leaders within AgTech and the dairy industry while we continued to raise our seed round. At these trade shows, we were able to gain significant interest from dairy farmers. We currently have 41 signed non-binding letters of interest to approach these dairy farmers at a later time to carry out discussions regarding early adoption and purchasing agreements.



Co-Founders Marinus Dijkstra and Alexander Chuck attending the 2019 World AgriTech Innovation Summit in San Francisco, CA





Co-Founders Marinus Dijkstra and Alexander Chuck attending the 2020 World Ag Expo in Tulare, CA

We now have a 7 member team!

Our team has a lot of experience in the dairy business and have deep connections throughout the industry. Our unique skill sets and areas of specialization make us the perfect team to build this technology and take it to market. We also have four part-time business advisors who joined the Pharm Robotics team in which we will leverage their capabilities in the dairy equipment, software, and renewable energy space to transform the animal health side of the industry. We have two part-time employees and one full-time employee. Our plan is to pay the salaries for two full-time employees once we receive funding.





We will continue being a first-mover in animal health...

Future plans include entering the $138.9B Global Big Data Market, offering our system to other animal types within the $49.6B Global Animal Health Market, and eventually creating new opportunities within hospitals for the $7.2B Global Medical Robots Market.


ANIMAL AGTECH
INNOVATION SUMMIT
VIRTUAL SEPTEMBER 14, 2020
Building a Healthy, Sustainable and Secure Animal Agriculture Industry through Innovation and Collaboration
"At Pharm Robotics, we understand that the dairy industry is very challenging and therefore we are focused on increasing animal health standards and creating a sustainable economic future for the modern-day dairy farmer with Sureshot, our automated shot delivery system."
Alika Chuck, Co-Founder & CFO, PHARM ROBOTICS
START-UP SHOWCASE PRESENTER
JOIN ME ONLINE
animalagtecheurope.com #AnimalAgTech

Downloads

Patent Press Release